UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) Reports Financial Results For the Six-Month Period Ended June 30, 2026

On September 8, 2026, MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”) reported the Company’s financial results for the six-month period ended June 30, 2026. This current report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4 attached herewith, is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-296481) and Form S-8 (File No. 333-294774) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026
99.2	Management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2026
99.3	Audited financial statements of Landvision Technology Limited as of and for the six months ended June 30, 2026, the notes related thereto, and the report of the independent auditor, Alan Chan & Partners, dated August 14, 2026
99.4	Unaudited pro forma condensed combined financial information of the Company and Landvision Inc. as of and for the six months ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	September 8, 2026

By:	/s/ Min-jie Cui
Name:	Min-jie Cui
Title:	Chief Financial Officer

Date:	September 8, 2026